W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com
September 14, 2011
Vincent J. Di Stefano, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Re:	Exchange Traded Spreads Trust
File Nos. 333-174134 and 811-22177
Dear Mr. Di Stefano:
On May 11, 2011, Exchange Traded Spreads Trust (“Trust”) filed a registration statement on Form N-1A.  In a letter dated June 10, 2011, you provided comments on that filing.  On behalf of the Trust, set forth below are those comments and the Trust’s responses to the comments:
Prospectus
Comment: Please advise the staff whether the Trust has filed, or expects to file an application for exemptive relief, in addition to that previously granted with respect to the registration statement.
Response:  Although the Trust has filed additional applications for exemptive relief, with respect to ETS BOCHK Offshore RMB Bond Index ETF, the Trust intends to rely on the exemptive relief granted in the order issued to it on December 14, 2010.
Investment Objective (p. 3)
Comment: What is the meaning of the term “corresponds generally to” as used in this disclosure? Please identify the underlying index.

Vincent J. Di Stefano, Esq.
September 14, 2011

Response:  The Investment Objective has been revised to read “The Fund seeks to track the performance, before the Fund’s fees and expenses, of the BOCHK Offshore RMB Bond Index (the “Underlying Index”).”
Comment: Please delete the second sentence of this paragraph; you may insert it in Item 9 of the registration statement.
Response:  The second sentence has been deleted from the Investment Objective on page 3 and has been added to Item 9 of the prospectus.
Fees and Expenses of the Fund (p. 3)
Comment: Disclosure in the SAI indicates that investors that elect to substitute cash in lieu of one or more Deposit Securities in the redemption basket are subject to an additional charge determined at the discretion of the Fund. Item 3 of Form N-lA requires that all “Shareholder Fees” be listed and the amounts specified in a fund's fee table. If the Fund will issue or redeem shares in creation units of less than 25,000 shares, please revise the “Shareholder Fees” section of the fee table to list and specify the amount of this additional fee. See Item 3 of Form N-1A. Also, please move the referenced disclosure from the SAI to this section of the Prospectus.
Response:  The Fund will issue or redeem shares in creation units of 50,000 shares.
Comment: Please delete footnote one to the fee table, as the disclosure is neither required nor permitted by Form N-1 A. See General Instruction C. 3. (b) to Form N-1A.
Response:  Footnote 1 has been deleted.
Principal Investment Strategies (p. 4)
Comment: Please clarify whether the Fund will have high portfolio turnover, e.g., greater than 100%, and disclose all risks associated with high portfolio turnover.
Response:  The Fund is not expected to have a high portfolio turnover.
Comment: Please clarify the meaning of the term “seeks to measure” as used in this disclosure. To what countries or areas does the term “outside the Mainland of China” refer? Please identify the index referenced in the disclosure, and describe the component securities (e.g., debt, equity) and the issuers of the securities. What are the credit quality, maturity and duration characteristics of the index?

Vincent J. Di Stefano, Esq.
September 14, 2011

Response:  The Principal Investment Strategies section has been revised to include the requested disclosure.
Comment: Hong Kong is part of China: why do you call the Fund an “offshore” fund?
Response:  The Fund’s name includes the name of the index that it tracks.  The name of the index includes the term “offshore.”  Additionally, although Hong Kong is part of China, it is considered a “special administrative region” and has a different political and economic system from mainland China.
Comment: How is “total assets exclusive of collateral held from securities lending” an appropriate measurement of the Fund's investments in light of the requirements of Rule 35d-1 under the Investment Company Act of 1940, in which “total assets” and “net assets plus borrowings” are used to measure compliance? Also, please clarify that the Fund must provide at least 60 days advance notice to shareholders of any change to its 80% policy.
Response:  The Principal Investment Strategies language has been revised to reference “total assets.”  The requested disclosure has been added to the prospectus.
Comment: Please ensure that all strategies designated as “principal” in Item 9 disclosure are summarized in this section; attendant risks of these strategies should be included in the summary of principal risks.
Response:  All Principal Strategies are summarized in the summary section and attendant risks of those Strategies are included in the Principal Risks section.
Comment: Will the Underlying Index consist entirely of RMB-denominated “offshore” securities? If it will not, how will the Fund comply with the requirements of Rule 35d-1?
Response:  Yes, the Underlying Index consists entirely of RMB-denominated “offshore” securities.
Comment: Since the Fund uses a “sampling methodology” to achieve its objective, please disclose in general terms how the Fund's adviser decides which securities to buy and sell. Also, please describe the “sampling methodology” to be employed.
Response:  The requested disclosure has been added to the prospectus.

Vincent J. Di Stefano, Esq.
September 14, 2011

Principal Investment Risks (p. 4)
Comment: Please change the second sentence of the first paragraph of this section to read “The following summarizes the risks of investing in the Fund.”
Response:  The sentence has been revised as requested.
China Investment Risk
Comment: What views, if any, has the Chinese government expressed about the types of securities in which the Fund will invest? Has the Chinese government expressed negative opinions, threatened sanctions, or taken any punitive measures?
Response:  The Chinese government supports the development of an offshore RMB bond market and, thus, has not expressed any negative options, threatened sanctions, or taken any punitive measures.
Currency Risk
Comment: Please explain in summary terms why lack of convertibility of the RMB and potential governmental manipulation of the currency constitute risks.
Response:  The requested disclosure has been added to the prospectus.
Comment: Please delete the penultimate sentence of this paragraph, as an increase in the dollar value of investments in the Fund is not a risk.
Response:  The sentence has been deleted as requested.
Foreign Issuers Risk
Comment: Disclosure in this section indicates that investments in foreign issuers have different risks than investments in U.S. issuers, but does not describe the risks. Please summarize here the risks of investing in securities of foreign issuers.
Response:  The risks of investing in securities of foreign issuers have been summarized as requested.
High Yield Securities
Comment: Please disclose that high yield securities have a heightened risk of default.

Vincent J. Di Stefano, Esq.
September 14, 2011

Response:  The requested disclosure has been added.
Non-Diversified Fund Risk
Comment: Please revise this disclosure to read as follows: “Because the Fund is non-diversified and can invest a greater proportion of assets in securities of individual issuers, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a diversified fund.”
Response:  The disclosure has been revised as requested.
Comment: Please delete the last sentence of this section, which directs the reader elsewhere in the prospectus for a more detailed description of the risks of investing in the Fund, as it is neither required nor permitted by Form N-1A.
Response:  The sentence has been deleted as requested.
Fund Performance (p. 6)
Comment: Please include disclosure to the effect that the information illustrates the variability of Fund returns and provides some indication of the risks of investing in the Fund by showing changes in performance. See Item 4 (b) (2) (i) of Form N-1A.
Response:  The requested disclosure has been added.
Management of the Fund (p. 6)
Comment: Please identify the Fund's sub-adviser and portfolio managers as required by Item 5 of Form N-1A. Please revise the heading of the second column to reference the portfolio managers' titles with the sub-adviser.
Response:  The Fund’s sub-adviser and portfolio managers will be added by later amendment.
Purchase and Sale of Fund Shares (p. 6)
Comment: The Fund does not indicate the minimum number of shares required for a creation unit. Please supply the number and ensure the disclosure meets the requirements of Item 6 and, if applicable, Item 11 (g) of Form N-1A.

Vincent J. Di Stefano, Esq.
September 14, 2011

Response:  The minimum number will be 50,000 and this has been added to the Prospectus.
Additional Information about the Fund's Strategies and Risks (p. 7)
Principal Investment Strategies
Comment: Disclosure in this section indicates the Fund will invest in derivatives as part of its principal investment strategy. Accordingly, please summarize the Fund's derivative investment strategy in Item 4 of the Summary Prospectus. Please provide specific disclosure of the types of derivatives the Fund will use, the purpose(s) for which they will be used, and the extent to which they will be used. Also provide matching risk disclosure. See letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. http://www. sec.gov/divisions/investment/guidance/ici073 0 1 0.pdf.
Response:  The Fund does not intend to invest in derivatives as part of its principal investment strategy.  Thus, the disclosure about derivatives has been deleted from this section.
Comment: Please summarize the contents of the second and third paragraphs of this section in Item 4 of the Prospectus. How often will the underlying index be rebalanced?
Response:  The contents of the second and third paragraphs have been summarized in Item 4 as requested.  The Underlying Index will be rebalanced monthly.
Comment: Disclosure indicates the securities in the index are not required to have a credit rating. Were the securities to be rated, what would be the minimum rating?
Response:  The disclosure has been revised to read “There is no minimum credit rating requirement for inclusion in the Underlying Index.”
Principal Risks of Investing in the Funds (sic)
Comment: Please include complete disclosure of the risks of investing in high yield securities, also known as “junk.”
Response:  The requested disclosure has been added.

Vincent J. Di Stefano, Esq.
September 14, 2011

Comment: Please disclose the risks attendant with the Fund's use of derivatives.
Response:  The Fund does not intend to invest in derivatives as part of its principal investment strategy.  Thus, no disclosure about derivatives has been added to this section.
China Investment Risk
Comment: Please include this disclosure in Item 4 of the Prospectus.
Response:  The disclosure has been added to Item 4.
Non-Principal Risk Considerations
Comment: As derivative investments are identified elsewhere as a principal investment strategy, please move the derivatives risk disclosure to the principal risks section of the prospectus. Please include disclosure of counterparty default risk. Please summarize this disclosure in the summary prospectus.
Response:  The Fund does not intend to invest in derivatives as part of its principal investment strategy.  Thus, disclosure about derivatives has been added to a new section about non-principal risks.
Leverage
Comment: The disclosure in this section references a section titled “Non-Principal Investment Strategies”, yet the filing contains no such disclosure. Please correct the discrepancy. Please disclose the Fund's leverage strategies and provide complete disclosure of the risks of leveraging, or delete this section. The current disclosure is insufficient.
Response:  The section has been deleted.  The Fund does not intend to be leveraged.
Management Fees (p. 10)
Comment: Please delete the second sentence of the first paragraph of this section.
Response:  The sentence has been deleted as requested
Determination of Net Asset Value (p. 12)

Vincent J. Di Stefano, Esq.
September 14, 2011

Comment: This section contains disclosure regarding valuation of equity securities. Will the Fund invest in equity securities? If so, please provide appropriate disclosure.
Response:  The disclosure regarding valuation of equity securities has been deleted from the prospectus.
Statement of Additional Information
Investment Restrictions (p. 9)
Comment: The penultimate paragraph of this section states that “. . . if a percentage limitation is adhered to at the time of investment, a subsequent increase or decrease in a percentage resulting from a change in the values of assets will not constitute a violation of that restriction.” Please clarify in this paragraph that if the Fund's asset coverage falls below 300% at any time, it must reduce borrowing to the extent necessary to maintain 300% asset coverage within three days thereafter (not including Sundays and holidays). See Section 18(f) (1) of the Investment Company Act of 1940.
Response:  The requested disclosure has been added.
Comment: Please provide narrative disclosure of the extent the restricted practices are permitted by law.
Response:  The Fund has included its fundamental investment restrictions as required by the Investment Company Act.  The Fund does not believe that additional narrative disclosure is required here because the Prospectus describes all of the strategies that the Fund intends to employ.
Management (p. 11)
Trustees and Officers
Comment: Please clarify that the tabular disclosure includes other directorships held by directors during the past five years.
Response:  The tabular disclosure has been clarified.
Qualifications and Experience of Trustees and Nominees

Vincent J. Di Stefano, Esq.
September 14, 2011

Comment: Please provide separate disclosure of the qualifications and experience of each individual.
Response:  Separate disclosure will be added once trustees are selected.
*         *         *
We hope that the foregoing is responsive to your comments.  If you have any questions or comments, please call the undersigned at 202-383-0590 or Cynthia Beyea at 202-383-0472.
Sincerely
Thomas W. Conner

cc:	Matt Clark
William Mock
Steve Rodgers